Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Lemonade, Inc. for the registration of its common stock, preferred stock, debt securities, warrants, purchase contracts, and units and to the incorporation by reference therein of our reports dated February 25, 2026, with respect to the consolidated financial statements and financial statement schedule of Lemonade, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Lemonade, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
New York, New York
November 6, 2026